Exhibit 99.1

SUBSCRIPTION AGREEMENT

between

THE SUBSCRIBER LISTED IN THE SCHEDULE OF

PARTICULARS

and

PSYENCE LABS LTD.

WHEREBY THE PARTIES AGREE AS FOLLOWS –

1	INTERPRETATION

1.1	In this Agreement -

1.1.1	clause headings are for convenience only and are not to be used in its interpretation;

1.1.2	an expression which denotes -

1.1.2.1	any gender includes the other genders;

1.1.2.2	a natural person includes a juristic person and vice versa; and

1.1.2.3	the singular includes the plural and vice versa.

1.2	In this Agreement, unless the context indicates a contrary intention, following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings –

1.2.1	“Agreement” means this subscription agreement;

1.2.2	“Business” means the business being conducted by the Company and its subsidiaries, which (as at the Signature Date) consists of natural psychedelic cultivation and extraction facilities based in Southern Africa, the export of raw materials and extracts to research partners, customers and contract development and manufacturing organisations for the development of proprietary extraction methodologies, standardized pharmaceutical grade psychedelic drug substances and Active Pharmaceutical Ingredients (API’s) in order to further formulate final products and dosage forms for regulatory approval;

1.2.3	“Closing” means the completion of the issue and sale by the Company and the purchase by the Subscriber of the Shares pursuant to the Offering;

1.2.4	“Closing Date” means the date upon which the Conditions Precedent are met or waived, or such later date as the Company may determine;

1.2.5	“Company” means Psyence Labs Ltd, a private company incorporated in the British Virgin Islands under company registration number 2136220;

1.2.6	“Conditions Precedent” means the suspensive conditions set out in clause 3.1;

1.2.7	“Designated Account” means the bank account nominated by the Company in writing to the Subscriber to receive payments;

1.2.8	“Independent Expert” means a suitably qualified professional jointly appointed by the Parties and who should be independent in character and judgement, meaning that there should be no relationships or circumstances between such appointee and either of the Parties which is likely to affect, or could appear to affect this independence, resulting in an absence of undue influence and bias and which in the case of a legal matter shall be an independent senior commercial attorney and in the case of a financial matter shall be an independent auditor from an internationally recognised audit firm;

1.2.9	“Offering” has the meaning set out in clause 2.1;

1.2.10	“Parties” means the parties to this Agreement;

1.2.11	“Reimbursable Amounts” has the meaning set out in clause 13.2;

1.2.12	“Schedule of Particulars” means the schedule set out in Annexure A;

1.2.13	“Shares” means shares of a single class with a par value of US$0.01 each in the Company;

1.2.14	“Signature Date” means the date of signature of this Agreement by the Party last signing;

1.2.15	“Subscriber” means the subscriber set out in the Schedule of Particulars;

1.2.16	“Subscribers” means all of the subscribers for Shares under the Offering;

1.2.17	“Subscription Price” means, in respect of each Share, an amount equal to the subscription price set out in the Schedule of Particulars;

1.2.18	“Subscription Shares” means the Shares subscribed for by the Subscriber as part of the Offering as set out in the Schedule of Particulars;

1.2.19	“Tax Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax; and

1.2.20	“Total Offering Amount” means USD3,500,000.

1.3	Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.

1.4	Words and expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.

1.5	Subject to clauses 1.6, 1.8 and 1.17, defined terms appearing in this Agreement in title case shall be given their meaning as defined, while the same terms appearing in lower case shall be interpreted in accordance with their plain English meaning.

1.6	The terms “holding company” and “subsidiary” shall bear the meanings assigned thereto in the Companies Act 2004 (British Virgin Islands).

1.7	A reference to any statutory enactment shall be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.

1.8	Reference to “days” shall be construed as calendar days unless qualified by the word “business”, in which instance a “business day” will be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the British Virgin Islands from time to time. Any reference to “business hours” shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon British Virgin Islands Standard Time.

1.9	Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.

1.10	Where figures are referred to in numerals and in words, and there is any conflict between the two, the words shall prevail, unless the context indicates a contrary intention.

1.11	No provision herein shall be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.

1.12	The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.13	The use of any expression in this Agreement covering a process available under South African law, such as winding-up, shall, if either of the Parties to this Agreement is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous proceedings under the law of such other jurisdiction.

1.14	The words “include” and “including” mean “include without limitation” and “including without limitation”. The use of the words “include” and “including” followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it.

1.15	Whenever any person is required to act “as an expert and not as an arbitrator” in terms of this Agreement, then –

1.15.1	the determination of the expert shall (in the absence of manifest error) be final and binding;

1.15.2	subject to any express provision to the contrary, the expert shall determine the liability for his or its charges, which shall be paid accordingly;

1.15.3	the expert shall be entitled to determine such methods and processes as he or it may, in his or its sole discretion, deem appropriate in the circumstances provided that the expert may not adopt any process which is manifestly biased, unfair or unreasonable;

1.15.4	the expert shall consult with the relevant Parties (provided that the extent of the expert’s consultation shall be in his or its sole discretion) prior to rendering a determination; and

1.15.5	having regard to the sensitivity of any confidential information, the expert shall be entitled to take advice from any person considered by him or it to have expert knowledge with reference to the matter in question.

1.16	Any reference in this Agreement to “this Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document, as amended, varied, novated or supplemented from time to time.

1.17	This Agreement incorporates the annexes which annexes shall have the same force and effect as if set out in the body of this Agreement. In this Agreement the words “clause” or “clauses” and “annexe” or “annexes” refer to clauses of and annexes to this Agreement.

2	introduction

2.1	The Company proposes to offer for sale, to the Subscriber, Shares at the Subscription Price per share for aggregate gross proceeds of up to the Total Offering Amount at the Subscription Price per share (“Offering”).

2.2	The Subscriber has agreed to subscribe for the Subscription Shares at the Subscription Price.

2.3	The proceeds of the Offering will be used to fund, develop and operate the Business.

2.4	The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.

3	CONDITIONs precedent

3.1	Save for clauses 1 to 3, and clauses 7 to 17 all of which will become effective immediately, this Agreement is subject to the fulfilment of the Conditions Precedent by not later than 17h00 on September 15, 2025 –

3.1.1	all such resolutions as may be necessary in order to approve and implement the provisions of this Agreement have been passed by the shareholders and directors of the Company and, where required, have been registered by the BVI Commercial Registry; and

3.1.2	such regulatory approvals as may be required in order to implement the Offering have been obtained by the Company.

3.2	The Parties shall use their commercially reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Conditions Precedent as soon as reasonably possible after the Signature Date.

3.3	The Conditions Precedent have been inserted for the benefit of both Parties who will be entitled to waive fulfilment of such Conditions Precedent, in whole or in part, by written agreement prior to the expiry of the relevant time periods set out in those clauses, provided that clauses 3.1.1 and 3.1.2 are not capable of being waived.

3.4	Unless all the Conditions Precedent have been fulfilled or waived by not later than the relevant dates for fulfilment thereof set out in clause 3.1 (or such later date or dates as may be agreed in writing between the Parties before the aforesaid date or dates) the provisions of this Agreement, save for clauses 1 to 3 and clauses 7 to 17 which will remain of full force and effect, will never become of any force or effect and the status quo ante will be restored as near as may be possible and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the Conditions Precedent, save for any claims arising from a breach of clause 3.2.

4	subscription

4.1	The Subscriber hereby subscribes for the Subscription Shares, with effect from the Closing Date, at the Subscription Price.

4.2	Upon receipt of payment of the Subscription Price by the Subscriber, the Company shall credit the amount to its share capital account.

5	payment of subscription price

5.1	The Subscriber shall pay the Subscription Price to the Company on the Closing Date.

5.2	All payments to be made by the Subscriber to the Company in terms of this Agreement will be made (free of any deductions or set-off whatsoever, in the following currencies: USD, GBP, EUR, and ZAR in either of the following ways:

5.2.1	a wire transfer of immediately available funds representing the aggregate Subscription Price payable by the Subscriber into the Designated Account; or

5.2.2	such other method of payment as the Company may accept.

6	allotment and issue of the subscription shares

The Company shall upon subscription by the Subscriber for the Subscription Shares pursuant to clause 4.1 and against payment by the Subscriber of the Subscription Price in accordance with the provisions of clause 5, on the Closing Date allot and issue the Subscription Shares to the Subscriber and deliver to the Subscriber copies of the original share certificates in respect of the Subscription Shares.

7	general WARRANTIES

7.1	Each of the Parties hereby warrants to and in favour of the other that –

7.1.1	it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement;

7.1.2	this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms; and

7.1.3	the execution of this Agreement and the performance of its obligations hereunder does not and shall not –

7.1.3.1	contravene any law or regulation to which that Party is subject;

7.1.3.2	contravene any provision of that Party’s constitutional documents; or

7.1.3.3	conflict with, or constitute a breach of any of the provisions of any other agreement, obligation, restriction or undertaking which is binding on it.

7.2	Each of the representations and warranties given by the Parties in terms of clause 7.1, shall –

7.2.1	be a separate warranty and will in no way be limited or restricted by inference from the terms of any other warranty or by any other words in this Agreement;

7.2.2	continue and remain in force notwithstanding the completion of any or all the transactions contemplated in this Agreement; and

7.2.3	prime facie be deemed to be material and to be a material representation inducing the other Party to enter into this Agreement.

8	PUBLICITY

8.1	Subject to clause 8.3 each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law (including by the rules of any securities exchange on which the shares of any of the Parties may be listed, where applicable) or permitted in terms of this Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other Party pursuant to this Agreement.

8.2	No announcements of any nature whatsoever will be made by or on behalf of a Party relating to this Agreement without the prior written consent of the other Party, save for any announcement or other statement required to be made in terms of the provisions of any law (or by the rules of any securities exchange on which the shares of either of the Parties may be listed, where applicable), in which event the Party obliged to make such statement will first consult with the other Party in order to enable them in good faith to attempt to agree the content of such announcement, which (unless agreed) must go no further than is required in terms of such law or rules. This will not apply to a Party wishing to respond to the other Party which has made an announcement of some nature in breach of this clause.

8.3	This clause 8 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.

9	SUPPORT

The Parties undertake at all times to do all such things, perform all such actions and take all such steps and to procure the doing of all such things, the performance of all such actions and the taking of all such steps as may be open to them and necessary for or incidental to the putting into effect or maintenance of the terms, conditions and/or import of this Agreement.

10	breach

10.1	If a Party (“Defaulting Party”) commits any breach of this Agreement and fails to remedy such breach within 10 business days (“Notice Period”) of written notice requiring the breach to be remedied, then the Party giving the notice (“Aggrieved Party”) will be entitled, at its option –

10.1.1	to claim immediate specific performance of any of the Defaulting Party’s obligations under this Agreement, with or without claiming damages, whether or not such obligation has fallen due for performance and to require the Defaulting Party to provide security to the satisfaction of the Aggrieved Party for the Defaulting Party’s obligations; or

10.1.2	to cancel this Agreement, with or without claiming damages, in which case written notice of the cancellation shall be given to the Defaulting Party, and the cancellation shall take effect on the giving of the notice. Neither Party shall be entitled to cancel this Agreement unless the breach is a material breach. A breach will be deemed to be a material breach if -

10.1.2.1	it is capable of being remedied, but is not so remedied within the Notice Period; or

10.1.2.2	it is incapable of being remedied and payment in money will compensate for such breach but such payment is not made within the Notice Period.

10.2	The Aggrieved Party’s remedies in terms of this clause 10 are without prejudice to any other remedies to which the Aggrieved Party may be entitled in law.

11	benefit of the agreement

This Agreement will also be for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or either of them.

12	FAST TRACK DISPUTE RESOLUTION

12.1	In the event of a dispute between the Parties (“Dispute”), such Dispute may be referred for determination by any Party pursuant to this clause 12, and shall be determined by the relevant Independent Expert.

12.2	Within five (5) business days after a Dispute has been allocated to the appropriate Independent Expert, the Independent Expert shall require the Parties to submit in writing their respective arguments. The Independent Expert shall, in his absolute discretion, consider whether a hearing is necessary in order to resolve the Dispute.

12.3	The Independent Expert can decide whether the giving of oral evidence is required or if written submissions will suffice. All proceedings can occur by way of electronic communication.

12.4	The Independent Expert shall provide the Parties with his written decision on the Dispute, within 10 (ten) business days of the referral (or such other period as the Parties may agree after the referral).

12.5	The Independent Expert’s costs of any referral shall be borne as the Independent Expert shall specify or, if not specified, by the Party against whom the Independent Expert rules. Each Party shall bear its own costs arising out of the referral, including its legal costs and the costs and expenses of any witnesses.

12.6	The Independent Expert shall act impartially, and his decision shall, save in the event of a manifest error, be final and binding on the Parties.

13	Taxes and Tax authorities

13.1	The Company shall have no responsibility to make deductions for, or to pay, withholdings for income tax purposes, capital gains tax or any other similar charges with respect to the Subscriber. The Subscriber acknowledges and agrees it is responsible for all such payments or remittances and shall indemnify the Company for any costs incurred by the Company arising as a result of the Subscriber’s failure to make such payments or remittances.

13.2	The Parties hereto agree that if any Tax Authority should determine that and such payments or remittances are due, then the Subscriber agrees to immediately reimburse the Company for the full amount of all amounts, charges, penalties, interest or income or other taxes made or assessed by such Tax Authority against the Company in respect of the Subscriber (the “Reimbursable Amounts”) and in this regard, the Company shall be entitled to set off all or any part of the Reimbursable Amounts against any amounts which may be owing by the Company to the Subscriber at such time and make all such deductions from future payments as may be required by the Tax Authority.

14	applicable law and jurisdiction

This Agreement will in all respects be governed by and construed under the laws of the Virgin Islands (British).

15	GENERAL

15.1	This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement shall be binding on either of the Parties.

15.2	No addition to or variation, deletion, or agreed cancellation of all or any clauses or provisions of this Agreement will be of any force or effect unless in writing and signed by the Parties.

15.3	No waiver of any of the terms and conditions of this Agreement will be binding or effectual for any purpose unless in writing and signed by the Party giving the same. Any such waiver will be effective only in the specific instance and for the purpose given. Failure or delay on the part of either Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.4	All provisions and the various clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision or clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scripto and the remaining provisions and clauses of this Agreement shall remain of full force and effect. The Parties declare that it is their intention that this Agreement would be executed without such unenforceable provision if they were aware of such unenforceability at the time of execution hereof.

15.5	Neither this Agreement nor any part, share or interest herein nor any rights or obligations hereunder may be ceded, delegated or assigned by either Party without the prior written consent of the other Party, save as otherwise provided herein.

15.6	Any consent or approval required to be given by either Party in terms of this Agreement will, unless specifically otherwise stated, not be unreasonably withheld.

15.7	This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement as at the date of signature of the Party last signing one of the counterparts.

16	COSTS

Each Party will bear and pay its own legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement.

17	SIGNATURE

Signed on behalf of the Parties, each signatory hereto warranting that he/she has due authority to do so.

SIGNED at _________________________ on August 15, 2025

For and on behalf of

PSYENCE LABS LTD.

Signature

Name of Signatory

Designation of Signatory

SIGNED at Toronto on August 15, 2025

For and on behalf of

SUBSCRIBER

Signature
Jody Aufrichtig

Name of Signatory
Chairman of the Board

Designation of Signatory

Annexure A – Schedule of Particulars

Particulars	Details
Full name of Subscriber	Psyence Biomed II Corp.

Company registration / ID / Passport Number	Ontario corporation number 1000582153

Number of Subscription Shares	1 750

Subscription Price	US$2000

Total Subscription Amount	US$3,500,000

Name of authorised signatory	Jody Aufrichtig

Signature

Date	August 15, 2025